Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ADJUSTMENTS OF NUMBER AND EXERCISE PRICE
OF SHARE OPTIONS OUTSTANDING

Following the payment of the 2008 Final Dividend on 25 February 2009, the Board announces that the number of share options outstanding at the Record Date i.e. 19 December 2008 and the adjusted number and exercise price of such options as a result of such payment.

Reference is made to the Company’s circular to Shareholders dated 9 January 2009 (the “Circular”). Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

On 25 February 2009, the Company issued and allotted 12,212,142 New Shares to Shareholders who elected to receive the 2008 Final Dividend in New Shares.

As contemplated in the Circular, the Board hereby announces that the number of share options outstanding as at 19 December 2008, being the Record Date for determining the entitlement of the Shareholders to the 2008 Final Dividend, was 60,299,426 and their number and exercise price were adjusted below, with effect from 25 February 2009, as a result of the payment of the 2008 Final Dividend and pursuant to the terms of the share option scheme adopted by the Company on 23 December 2002:-

	Before share option adjustments		After share option adjustments
		Number		Number
		of share		of share
		options		options
Date of grant	Exercise price	outstanding	Exercise price	outstanding
21 October 2004 5 January 2005 22 May 2006 3 August 2006 22 November 2006 6 February 2008 11 February 2008 15 February 2008 11 March 2008 2 May 2008	HK$1.5297 HK$1.5297 HK$0.6554 HK$0.7052 HK$0.7251 HK$1.7652 HK$1.8749 HK$1.7652 HK$1.8250 HK$1.7951	7,420,581 16,106,956 22,256,768 40,349 135,902 6,016,309 6,016,309 1,002,718 300,816 1,002,718 60,299,426	HK$1.5224 HK$1.5224 HK$0.6523 HK$0.7018 HK$0.7216 HK$1.7568 HK$1.8660 HK$1.7568 HK$1.8164 HK$1.7866	7,455,711 16,183,208 22,362,134 40,540 136,545 6,044,791 6,044,791 1,007,465 302,240 1,007,465 60,584,890

By order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 16 April 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.